Filed by BAE Systems plc
Filed pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Companies: European Aeronautic Defence & Space Company N.V. and BAE Systems plc
Commission File Nos.: 132-02764 and 132-02763
Date: 1 October 2012

Note: The filing of the information below under Rule 425 shall not be deemed an acknowledgment that such a filing is required or that an offer requiring registration under the Securities Act of 1933, as amended, may ever occur in connection with the possible business combination transaction described herein.

BAE Systems plc has issued the following information to its employees following the issue of an announcement on 12 September 2012 confirming that BAE Systems and EADS N.V. are in discussions regarding a possible combination of their businesses.

Joint news article by Ian King, Chief Executive, BAE Systems plc, and Tom Enders, Chief Executive, EADS N.V.

It is more than two weeks since news emerged that BAE Systems and EADS are considering a combination which would create a world class defence, aerospace and security group. Since then, much has been said on the subject. It has been analysed and interrogated from every conceivable angle by politicians, pundits and competitors alike, not least in the columns of this newspaper.

Inevitably, as our discussions with several governments continue, we are not yet in a position to tell the full story and explain the significant benefits of the combination to our shareholders, employees, and other stakeholders who rightfully have an interest in the outcome of our discussions.

But it is important to correct some myths and misconceptions.

The first thing to say is that this is a combination borne out of opportunity, not necessity. BAE Systems and EADS are both strong businesses with clearly defined strategies that have enabled them to make progress in the last five years, and which would take them forward as independent companies.

But there comes a time when it is right to seize the moment, and to create something that is even stronger and better. We believe that time is now. With the necessary political will and support, management determination, and proper governance, BAE Systems and EADS can produce a whole that is greater than the sum of its parts. Together, we would become a business with a global footprint, and a wider customer base. We would be able better to ride the cycles of civil aviation demand and defence spending. And we would be a business with the scale and stability to invest more in R&D, and a force for greater competition and growth. All of this would deliver tangible benefits to our customers in each of the defence, aerospace and security worlds.

The rationale that drives this transaction is growth, not contraction. BAE Systems and EADS operate in complementary markets. Clearly, there will be scope for efficiency savings when two companies of our size come together, but great benefit will derive from our ability to exploit new business opportunities. That has to be good for jobs and economic prosperity in the long term. It would also mean that we can ensure our key markets stay at the cutting edge of technological development.

We are working hard with our respective governments on this combination. As we said in our initial announcement, we are very focused on agreeing arrangements which protect the strategic and national security interests of the governments with which we work, particularly in France, Germany, the United Kingdom and the United States, given the importance of those markets to the combined group. We propose to replace the shareholder arrangements which currently give Daimler, Lagardère and the French state joint control over EADS.

That would mean creating a business with governance structures which would enable it to operate in a normal commercial manner and which confers the same rights on all shareholders, large and small.

We believe that a combination on these terms would provide the best strategic opportunity for our organisations, with world class management, technology, investment capability and customer access, to the benefit of all our stakeholders.

This document does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities in the United States. The securities referred to herein may not be offered or sold in the United States absent registration under the US Securities Act of 1933, as amended (the "Securities Act"), or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus satisfying applicable requirements that may be obtained from EADS N.V. or BAE Systems plc, as applicable, and that will contain detailed information about EADS N.V. and BAE Systems plc and their respective management, as well as financial statements. To the extent an exemption from registration under the Securities Act is not available for any offering of securities by either EADS N.V. or BAE Systems plc, such offering will be registered under the Securities Act. If and when the parties enter into a definitive agreement, transaction documents will be made available to EADS N.V. and BAE Systems plc shareholders by EADS N.V. and BAE Systems plc and, if required, will either be furnished to or filed with the SEC. Holders of BAE Systems plc securities or of EADS N.V. securities who are US persons or who are located in the United States are urged to read such documents if and when they become available before they make any decision with respect to any combination transaction. If such documents are furnished or filed with the SEC, they will be available free of charge at the SEC's web site at www.sec.gov. Nothing in this document shall be deemed an acknowledgement that any SEC filing is required or that an offer requiring registration under the Securities Act may ever occur in connection with the possible business combination transaction described herein.